AMENDMENT TO AGREEMENT FOR PURCHASE AND SALE OF STOCK

The undersigned agree to the following amendment to the original Agreement for Purchase and sale of Stock executed on April 30, 2004, as follows:

1. Paragraph 28 is amended to read " this transaction is to be concluded as soon as practicable, with a target date of no later than November 15, 2004 but parties agree to extend such date for a further 30 days if same is necessary to complete the BPPVE approval process to the change of control.


      In all other respects the original Agreement shall remain in full force and effect.


     DATED:          September 1, 2004

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Khalid Mahmood, on behalf of all Shareholders


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Khalid Mahmood, on behalf of
Global Computer Systems, Imc.


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Umesh Patel, on behalf of
Digital Learning  Management Corporation